UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Zoom Telephonics, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

98978K107
(CUSIP Number)

James E. Besser c/o Manchester Management Company, LLC 53 Palmeras Street Caribe Plaza Building, 6th Floor San Juan, Puerto Rico, 00901 Telephone Number: (617) 399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No	98978K107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	98978K107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Explorer, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No	98978K107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JEB Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No	98978K107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF,OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No	98978K107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Morgan C. Frank

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF,OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	98978K107

Item 1.	Security and Issuer.

The name of the issuer is Zoom Telephonics, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 225 Franklin Street, Boston, Massachusetts 02110. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are Manchester Management Company, LLC, a Delaware limited liability company ("Manchester Management"), Manchester Explorer, L.P., a Delaware limited partnership ("Manchester Explorer"), JEB Partners, L.P., a Delaware limited partnership ("JEB Partners"), James E. Besser, a citizen of the United States of America ("Mr. Besser"), and Morgan C. Frank, a citizen of the United States of America ("Mr. Frank" and, together with Manchester Management, Manchester Explorer, JEB Partners and Mr. Besser, the "Reporting Persons").

(b)	The principal business address for Manchester Management, Manchester Explorer, JEB Partners and Mr. Besser is 3 West Hill Place, Boston, Massachusetts 02114. The principal business address for Mr. Frank is 1398 Aerie Drive, Park City, Utah 84060.

(c)	Manchester Management is principally engaged in the business of providing investment management services to its advisory clients, including Manchester Explorer and JEB Partners. Manchester Management is also the general partner of Manchester Explorer and JEB Partners, which are investment funds principally engaged in the business of investing in securities. Mr. Besser serves as a Managing Member of Manchester Management. Mr. Frank serves as a portfolio manager and as consultant for Manchester Management.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by Manchester Management came from the working capital of Manchester Explorer and JEB Partners. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the Shares directly owned by Manchester Explorer came from the working capital of Manchester Explorer. The net investment costs (including commissions, if any) of the Shares directly owned by Manchester Explorer is $0. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the Shares directly owned by JEB Partners came from the working capital of JEB Partners. The net investment costs (including commissions, if any) of the Shares directly owned by JEB Partners is $0. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the Shares directly owned by Mr. Besser came from Mr. Besser's personal funds. The net investment costs (including commissions, if any) of the Shares directly owned by Mr. Besser is $0. No borrowed funds were used to purchase the Shares.

The funds for the purchase of the Shares directly owned by Mr. Frank came from Mr. Frank's personal funds. The net investment costs (including commissions, if any) of the Shares directly owned by Mr. Frank is $0. No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons are filing this Schedule 13D/A to report the following:

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, Manchester Management may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares, based upon 0 Shares outstanding as of the date hereof. Manchester Management has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 0 Shares. Manchester Management has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, Manchester Explorer may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares, based upon 0 Shares outstanding as of the date hereof. Manchester Explorer has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 0 Shares. Manchester Explorer has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, JEB Partners may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares, based upon 0 Shares outstanding as of the date hereof. JEB Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 0 Shares. JEB Partners has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, Mr. Besser may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares, based upon 0 Shares outstanding as of the date hereof. Mr. Besser has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 0 Shares. Mr. Besser has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, Mr. Frank may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares, based upon 0 Shares outstanding as of the date hereof. Mr. Frank has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 0 Shares. Mr. Frank has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 0 Shares.

On August 3, 2020, each of the Reporting Persons ceased to beneficially own 5% of the Shares outstanding. The filing of this Amendment No. 2 constitutes an exit filing for the Reporting Persons.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2020
(Date)

Manchester Management Company, LLC*

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member
Manchester Explorer, L.P.*

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member of the General Partner

JEB Partners, L.P.*

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member of the General Partner

James E. Besser*

/s/ James E. Besser

Morgan C. Frank*

/s/ Morgan C. Frank

* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this second amendment to Schedule 13D, dated August 5, 2020, relating to the Common Stock, $0.01 par value, of Zoom Telephonics, Inc. shall be filed on behalf of the undersigned.

August 5, 2020
(Date)

Manchester Management Company, LLC

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member
Manchester Explorer, L.P.

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member of the General Partner

JEB Partners, L.P.

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member of the General Partner

James E. Besser

/s/ James E. Besser

Morgan C. Frank

/s/ Morgan C. Frank

Exhibit B

SCHEDULE OF TRANSACTIONS IN SHARES BY THE REPORTING PERSONS

There are no transactions in Shares by the Reporting Persons in the past sixty days.

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

08/3/2020	Common Stock, $0.01 par value	0	4,287,214	$1.95

08/5/2020	Common Stock, $0.01 par value	0	1,497	$2.23